SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CONTINENTAL AIRLINES, INC.
(Name of Subject Company and Filing Persons (Issuer))
5% Convertible Notes due 2023
(Title of Class of Securities)
210795PJ3
(CUSIP Numbers of Class of Securities)
Jennifer L. Vogel, Esq.
Senior Vice President, General Counsel,
Secretary and Chief Compliance Officer
1600 Smith Street
Department HQSLG
Houston, Texas 77002
(713) 324-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:
Kevin P. Lewis
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002-6760
(713) 758-2222
CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$174,950,000	$12,473.94

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 5% Convertible Notes due 2023 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of May 14, 2010, there was $174,950,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $174,950,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction. The filing fee was paid on May 17, 2010 in connection with the filing by Continental Airlines, Inc. of the original Schedule TO.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,473.94	Filing Party: Continental Airlines, Inc.
Form or Registration No.: Schedule TO	Date Filed: May 17, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 2 is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Continental Airlines, Inc. (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of 5% Convertible Notes due 2023, dated May 17, 2010 (the “Company Notice”) and the Supplement to Company Notice to Holders of 5% Convertible Notes due 2023, dated May 23, 2010 (the “Supplement”), and the related notice materials filed as exhibits to the originally filed Schedule TO (which related notice materials, together with the Company Notice and Supplement, collectively constitute the “Option Documents”).
     This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.
     This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 4. Terms of the Transaction
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:
     The right of Holders to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 12:00 midnight, New York City time, at the end of June 14, 2010. The Company has been advised by The Bank of New York Mellon, as paying agent (the “Paying Agent”), that no Notes were validly surrendered for purchase and not withdrawn prior to the expiration of the Put Option. Following the expiration of the Put Option, $174,950,000 in aggregate principal amount of the Notes remains outstanding.
     Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(A)*	Company Notice to Holders of 5% Convertible Notes due 2023, dated May 17, 2010.

(a)(1)(B)*	Supplement to Company Notice to Holders of 5% Convertible Notes due 2023, dated May 24, 2010.

(a)(5)(A)*	Press release issued on May 17, 2010.

(b)	Not applicable.

(d)(1)*	Indenture, dated as of June 10, 2003, between the Company and the Trustee (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-3 filed on September 8, 2003).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2010	Continental Airlines, Inc.

	By: Name:	/s/ Jennifer L. Vogel Jennifer L. Vogel
	Title:	Senior Vice President, General Counsel, Secretary and Chief Compliance Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)*	Company Notice to Holders of 5% Convertible Notes due 2023, dated May 17, 2010.

(a)(1)(B)*	Supplement to Company Notice to Holders of 5% Convertible Notes due 2023, dated May 24, 2010.

(a)(5)(A)*	Press release issued on May 17, 2010.

(b)	Not applicable.

(d)(1)*	Indenture, dated as of June 10, 2003, between the Company and the Trustee (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-3 filed on September 8, 2003).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.